September 5, 2025

Tyler Winklevoss
Chief Executive Officer
Gemini Space Station, Inc.
600 Third Avenue, 2nd Floor
New York, NY 10016

       Re: Gemini Space Station, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed September 2, 2025
           File No. 333-289665
Dear Tyler Winklevoss:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 28, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-1
Risk Factors
Our amended and restated articles of incorporation will provide that the Eighth Judicial
District Court of Clark County, Nevada..., page 80

1. We note your revised disclosure in response to prior comment 2. Please revise your disclosure here and on pages 186 - 187 to address the following:
           Please consider streamlining your disclosure in the first two paragraphs of this risk factor, as much of the information appears redundant. In this regard, both paragraphs appear to summarize Section 11.1 of the form of Amended and
           Restated Articles of Incorporation, although the second paragraph appears to be more consistent with the contents of Section 11.1. Please revise as appropriate.
           Section 11.1 of the form of Amended and Restated Articles of Incorporation states
 September 5, 2025
Page 2

           that the "exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction" (emphasis added), consistent with your disclosure in the second paragraph of this risk factor. However, in the first paragraph of this risk factor, you disclose that the "exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the
           Securities Act or the Securities Exchange Act of 1934 ..., or to any claim for which the U.S. federal courts have exclusive jurisdiction" (emphasis added). Please revise your disclosure to reconcile this inconsistency.
             Please expand your disclosure to describe Section 11.2 of the form of Amended and Restated Articles of Incorporation.
             We note that Section 11.2 of the form of Amended and Restated Articles of
           Incorporation states that "[u]nless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for the resolution of any claim asserting a cause of action arising under the Securities Act of 1933, as amended, against any person in connection with any offering of the Corporation's securities, including, for the avoidance of doubt, any auditor, underwriter, expert, control person, or other defendant, which person shall have the right to enforce this clause." Please revise your disclosure to address any uncertainty around the enforceability of this provision, given the concurrent jurisdiction provided in Section 22 of the
           Securities Act. Relatedly, we note your statement in the penultimate sentence of the second paragraph of this risk factor that, "[h]owever, Section 22 of the
           Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder and, accordingly, we cannot be certain that a court would enforce such provision." It appears that you may have intended to refer to the forum selection provision specified in Section 11.2, rather than in
           Section 11.1, with respect to this sentence. Please revise or advise.
Capitalization, page 92

2. Given the changes in your capitalization as a result of the Transactions and the
       Additional Borrowings, please include explanatory notes to explain the adjustments reflected in the pro forma amounts. For example, define the term "Additional
       Borrowings," including a description of the significant terms of the borrowings, and explain the changes to your cash and cash equivalents. In your response, please clarify how the pro forma adjustments made to your capitalization table relate to the pro forma adjustments described on page 15 in your summary historical consolidated financial data. Additionally, please explain how your adjustment to reflect the conversion of approximately $788 million of convertible notes and convertible term loans reconciles to your disclosure on page 12 which discusses the conversion of approximately $695.6 million of convertible notes and convertible term loans.
 September 5, 2025
Page 3
Management's Discussion and Analysis of Financial Condition and Results of Operations
Quarterly Key Business Metrics, page 117

3. We note your disclosure of exchange revenue by crypto asset for the one month period ended July 2025 and 2024. Tell us what consideration you gave to balancing this disclosure by also providing exchange operating expenses or profit for the same one month periods.
Description of Capital Stock
Provisions of our Amended and Restated Articles of Incorporation and Amended and
Restated Bylaws, page 185

4. We note your revised disclosure in response to prior comment 8 that the limited jury waiver provision in your amended and restated articles of incorporation is intended to apply to any and all "internal actions" (as defined in NRS 78.046) to the fullest extent not inconsistent with any applicable U.S. federal laws (including the Securities Act and the Exchange Act). Please further revise your disclosure here and on pages 80
       81 to clearly state whether such provision applies to claims under the Securities Act or the Exchange Act. If not, please also ensure that the limited jury waiver provision in your amended and restated articles of incorporation states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

       Please contact Kate Tillan at 202-551-3604 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Irene Paik at 202-551-6553 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets
cc:   Ryan J. Dzierniejko